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                       PIMCO FUNDS: MULTI-MANAGER SERIES
                            840 Newport Center Drive
                       Newport Beach, California   92660

                                  UNDERTAKING

     Reference is made to the Registration Statement on Form N-14 of PIMCO
Funds: Multi-Manager Series, a Massachusetts business trust (the "Trust"), filed with the Securities and Exchange Commission on January 29, 2001 (File Nos. 811-6161 and 333-54506) (the "Registration Statement").

     Pursuant to the requirements of Form N-14, the Trust undertakes to file, by post-effective amendment to the Registration Statement, an opinion of counsel supporting the tax matters and consequences to shareholders discussed in the prospectus that is part of the Registration Statement within a reasonable time after receipt of such opinion.

     This undertaking should be considered as Item 17 of Part C of the Registration Statement.

                                    PIMCO FUNDS: MULTI-MANAGER SERIES

                                    By:/s/ Newton B. Schott, Jr.
                                       --------------------------------
                                       Name: Newton B. Schott, Jr.
                                       Title: Vice President and Secretary

Dated: February 26, 2001